-----------------------------
                                                   OMB APPROVAL
                                                   -----------------------------
                                                   OMB Number:
                                                   Expires:
                                                   Estimated average burden
                                                   hours per response ..... 2.50
                                                   -----------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                             Commission File Number


                           NOTIFICATION OF LATE FILING


(Check One):   [X] Form 10-K    [_] Form 11-K    [_] Form 20-F    [_] Form 10-Q
               [_] Form N-SAR

               For Period Ended:            September 30, 1998

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

Celsion Corporation
--------------------------------------------------------------------------------
Full Name of Registrant

Cheung Laboratories, Inc.
--------------------------------------------------------------------------------
Former Name if Applicable

10220-I Old Columbia Road
--------------------------------------------------------------------------------
Address of Principal Executive Office

Columbia, Maryland 21046-1705
--------------------------------------------------------------------------------
City, State and Zip Code

                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        | (a)  The reasons  described in  reasonable  detail in Part III of this
        |      form  could  not be  eliminated  without  unreasonable  effort or
        |      expense;
        |
        | (b)  The subject annual report,  semi-annual report, transition report
        |      on Form 10-K,  Form  20-F,  Form 11-K or Form  N-SAR,  or portion
  [X] | thereof will be filed on or before the 15th calendar day | following the prescribed due date; or the subject quarterly | report or transition report on Form 10-Q, or portion thereof will | be filed on or before the fifth calendar day following the
        |      prescribed due date; and
        |
        | (c)  The  accountant's  statement  or other  exhibit  required by Rule
        |      12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Management's review of the draft Form 10-K immediately prior to its anticipated filing date prompted revisions to ensure accuracy of narrative and financial statement disclosure. In addition, the need to circulate revised drafts of the Form 10-K and to obtain comments thereto from numerous parties during the holiday season required additional time.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             John Mon, Secretary/Treasurer               410-290-5390
     ---------------------------------------------------------------------------
                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              Celsion Corporation
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   December 29, 1998           By  /s/ John Mon
     ---------------------            -------------------------------
                                       John Mon, Secretary/Treasurer

          INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with 3the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                               CELSION CORPORATION

                               REPORT ON AUDITS OF
                              FINANCIAL STATEMENTS

                               FOR THE YEARS ENDED
                        SEPTEMBER 30, 1998, 1997 AND 1996

                                TABLE OF CONTENTS



INDEPENDENT AUDITORS' REPORT


FINANCIAL STATEMENTS                                               Page
                                                                   ----

        Balance Sheets                                             1 - 2


        Statements of Operations                                     3


        Statements of Changes in Stockholders' Deficit               4


        Statements of Cash Flows                                   5 - 6


NOTES TO FINANCIAL STATEMENTS                                      7 - 15

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors and Stockholders
Celsion Corporation
Columbia, Maryland


                We have audited the accompanying balance sheets of Celsion Corporation as of September 30, 1998 and 1997, and the related statements of operations, changes in stockholders' deficit, and cash flows for each of the three years in the period ended September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

                We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Celsion Corporation as of September 30, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1998 in conformity with generally accepted accounting principles.

                The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 of the financial statements, the Company has suffered recurring losses from operations, which raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in
Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Stegman & Co.


Baltimore, Maryland
November 18, 1998

                               CELSION CORPORATION

                                 BALANCE SHEETS
                           SEPTEMBER 30, 1998 AND 1997

                                     ASSETS

                                                               1998       1997
                                                            --------    --------
CURRENT ASSETS:
  Cash                                                      $ 54,920    $267,353
  Accounts receivable                                          1,812       5,891
  Inventories                                                 42,059     329,741
  Prepaid expenses                                            76,944       8,207
  Other current assets                                          --        26,755
                                                            --------    --------

         Total current assets                                175,735     637,947
                                                            --------    --------




PROPERTY AND EQUIPMENT - at cost:
  Furniture and office equipment                             195,794     180,348
  Laboratory and shop equipment                               47,048      92,228
                                                            --------    --------
                                                             242,842     272,576
      Less accumulated depreciation                          212,029     213,885
                                                            --------    --------

         Net value of property and equipment                  30,813      58,691
                                                            --------    --------




OTHER ASSETS:
  Patent licenses (net of accumulated amortization
      of $ 65,760 and $53,379 in 1998 and 1997,
      respectively)                                          124,190     126,571
                                                            --------    --------

         TOTAL ASSETS                                       $330,738    $823,209
                                                            ========    ========

                            See accompanying notes.

                      LIABILITIES AND STOCKHOLDERS' DEFICIT

                                                            1998             1997
                                                       ------------    ------------
CURRENT LIABILITIES:
  Accounts payable - trade                             $  1,034,767    $    614,173
  Notes payable - other                                     132,778       1,481,831
  Notes payable - related parties                           146,041         221,943
  Accrued interest payable - related parties                150,020         245,784
  Accrued interest payable - other                          127,538         116,604
  Accrued compensation                                      470,220         331,715
  Accrued professional fees                                 100,000         256,301
  Other accrued liabilities                                  13,639          15,504
  Capital lease - current                                     1,083            --
                                                       ------------    ------------

         Total current liabilities                        2,176,086       3,283,855

LONG-TERM LIABILITIES:
  Capital lease - long-term                                   5,719            --
                                                       ------------    ------------

         Total liabilities                                2,181,805       3,283,855
                                                       ------------    ------------

STOCKHOLDERS' DEFICIT:
  Capital stock - $.01 par value; 51,000,000 shares
   authorized,  39,945,826 and 29,095,333 issued and
   outstanding for 1998 and 1997, respectively              399,458         290,953
  Additional paid-in capital                             17,213,485      12,511,923
  Accumulated deficit                                   (19,464,010)    (15,263,522)
                                                       ------------    ------------

         Total stockholders' deficit                     (1,851,067)     (2,460,646)
                                                       ------------    ------------

         TOTAL LIABILITIES AND STOCKHOLDERS'
            DEFICIT                                    $    330,738    $    823,209
                                                       ============    ============

                               CELSION CORPORATION

                            STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED SEPTEMBER 30, 1998, 1997 AND 1996

                                             1998            1997            1996
                                         ------------    ------------    ------------
REVENUES:
   Equipment sales and parts             $    174,182    $    121,257    $    134,006
   Returns and allowances                        --              --           (60,000)
                                         ------------    ------------    ------------

        Total revenues                        174,182         121,257          74,006

COST OF SALES                                 136,500          46,734          64,406
                                         ------------    ------------    ------------

GROSS PROFIT                                   37,682          74,523           9,600
                                         ------------    ------------    ------------

OPERATING EXPENSES:
   Selling, general and administrative      2,515,822       2,283,245       1,321,361
   Research and development                 1,534,872         185,974          94,012
                                         ------------    ------------    ------------

        Total operating expenses            4,050,694       2,469,219       1,415,373
                                         ------------    ------------    ------------

LOSS FROM OPERATIONS                       (4,013,012)     (2,394,696)     (1,405,773)

LOSS ON COSMETICS DIVISION                       --              --          (471,000)

LOSS ON FUNDS HELD IN INVESTMENT
   CONTRACT                                      --           (40,000)           --

LOSS ON WRITE-OFF OF ARDEX EQUIPMENT,
   L.L.C. NOTES RECEIVABLE AND RELATED
   ACCRUED INTEREST RECEIVABLE                   --          (438,803)           --

OTHER INCOME                                   11,870           7,172          28,808

INTEREST EXPENSE                             (199,346)       (185,562)        (85,506)
                                         ------------    ------------    ------------

LOSS BEFORE INCOME TAXES                   (4,200,488)     (3,051,889)     (1,933,471)

INCOME TAXES                                     --              --              --
                                         ------------    ------------    ------------

NET LOSS                                 $ (4,200,488)   $ (3,051,889)   $ (1,933,471)
                                         ============    ============    ============

BASIC AND DILUTED NET LOSS PER
  COMMON SHARE                           $       (.12)   $       (.11)   $       (.05)
                                         ============    ============    ============

BASIC AND DILUTED WEIGHTED
  AVERAGE NUMBER OF COMMON
  SHARES OUTSTANDING                       34,867,001      28,386,145      39,499,650
                                         ============    ============    ============

                            See accompanying notes.

                               CELSION CORPORATION

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
              FOR THE YEARS ENDED SEPTEMBER 30, 1998, 1997 AND 1996

                                                                    Additional
                                            Common Stock             Paid-In
                                       Shares          Amount         Capital         Deficit          Total
                                    ------------   ------------    ------------    ------------    ------------
Balances at October 1, 1995          39,207,664    $    392,076    $ 18,014,854    $(10,278,162)   $  8,128,768

Sale of common stock                  1,299,711          12,997         406,513            --           419,510

Issuance of 698,985 shares of
  common stock as payment of
  indebtedness and expenses             698,985           6,990         134,077            --           141,067

Net loss                                   --              --              --        (1,933,471)     (1,933,471)
                                    ------------   ------------    ------------    ------------    ------------

Balances at September 30, 1996       41,206,360         412,063      18,555,444     (12,211,633)      6,755,874

Sale of common stock                  1,409,902          14,099         668,901            --           683,000

Issuance of 2,479,071 shares
  of common stock as payment
  of indebtedness and expenses        2,479,071          24,791       1,127,578            --         1,152,369

Retirement of shares                (16,000,000)       (160,000)     (7,840,000)           --        (8,000,000)

Net loss                                   --              --              --        (3,051,889)     (3,051,889)
                                    ------------   ------------    ------------    ------------    ------------

Balances at September 30, 1997       29,095,333         290,953      12,511,923     (15,263,522)     (2,460,646)

Sale of common stock                  4,315,000          43,150       1,981,850            --         2,025,000

Issurance of 6,535,493 shares of
  common stock as payment
  of indebtedness and expenses        6,535,493          65,355       2,719,712            --         2,785,067

Net loss                                   --              --              --        (4,200,488)     (4,200,488)
                                    ------------   ------------    ------------    ------------    ------------

Balance at September 30, 1998        39,945,826    $    399,458    $ 17,213,485    $(19,464,010)   $ (1,851,067)
                                    ============   ============    ============    ============    ============

                            See accompanying notes.

                               CELSION CORPORATION

                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED SEPTEMBER 30, 1998, 1997 AND 1996

                                                                1998            1997            1996
                                                           --------------  --------------  --------------

 CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                  $(4,200,488)   $(3,051,889)   $(1,933,471)
  Noncash items included in net loss:
    Funds held under investment contract used
      for cosmetic division expenses                               --           40,000        471,000
    Depreciation and amortization                                24,291         24,169         18,545
    Bad debt expense                                               --          120,865         51,397
    Loss on disposal of property and equipment                   45,180           --             --
    Gain on disposition of investment in Ardex
      Equipment, L.L.C                                             --             --          (17,009)
    Write-off of obsolete inventory                             287,682           --             --
Write-off of Ardex Equipment - note receivable
      and accrued interest                                         --          438,803           --
    Common stock issued for operating expenses                  796,745        297,542          9,000
  Net changes in:
    Accounts receivable                                           4,079         (2,421)       (68,631)
    Inventories                                                    --          (58,789)        45,327
    Accrued interest receivable - related parties                  --          (33,470)        (5,333)
    Prepaid expenses                                              5,430         (6,538)         6,000
    Other current assets                                         10,085           --           (1,204)
    Accounts payable and accrued interest payable               903,900        837,172         25,445
    Accrued compensation                                        168,732        145,256       (166,039)
    Accrued professional fees                                  (156,300)       179,950         74,852
    Other accrued liabilities                                    (1,865)       (85,401)        27,533
                                                           --------------  --------------  --------------

         Net cash used in operating activities               (2,112,529)    (1,154,751)    (1,462,588)
                                                           --------------  --------------  --------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Rescission of investment in Ardex Equipment, L.L.C               --             --          100,000
  Purchases of patent licenses                                  (10,000)          --         (100,000)
  Purchase of property and equipment                            (21,935)        (3,807)       (10,256)
  Funds returned - investment contract                             --             --          139,000
                                                           --------------  --------------  --------------

         Net cash (used) provided by investing activities       (31,935)        (3,807)       128,744
                                                           --------------  --------------  --------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from notes payable                                    50,000        615,000      1,205,000
  Payment on notes payable - related parties                    (63,240)       (24,020)       (48,973)
  Payment on notes payable - other                              (79,254)       (95,000)        (2,000)
  Payment on capital lease obligation                              (475)          --             --
  Proceeds of stock issuances                                 2,025,000        683,000        419,510
                                                           --------------  --------------  --------------

         Net cash provided by financing activities            1,932,031      1,178,980      1,573,537
                                                           --------------  --------------  --------------

NET (DECREASE) INCREASE IN CASH                                (212,433)        20,422        239,693

CASH AT BEGINNING OF YEAR                                       267,353        246,931          7,238
                                                           --------------  --------------  --------------

CASH AT END OF YEAR                                         $    54,920    $   267,353    $   246,931
                                                           ==============  ==============  ==============

                              Celsion Corporation

             For the Years Ended September 30, 1998, 1997 and 1996

                                                             1998           1997         1996
                                                          -----------   ------------   ---------
Schedule of noncash investing and financing transactions:
   Acquisition and rescission of a 9.5% interest
      in the Aestar Fine Chemical Company in
      exchange for 16,000,000 shares of
      common stock                                        $      --     $ (8,000,000)  $    --
                                                          ===========   ============   =========

   Conversion of accounts payable, debt and accrued
      interest payable through issuance of common stock   $ 1,988,322   $    854,826   $ 132,067
                                                          ===========   ============   =========

   Equipment repossessed for internal use                 $      --     $     30,000   $    --
                                                          ===========   ============   =========

Acquisition of equipment:
   Cost of equipment                                      $     7,277   $       --     $    --
   Capital lease payable                                       (7,277)          --          --
                                                          -----------   ------------   ---------

   Cash down payment for equipment                        $      --     $       --     $    --
                                                          ===========   ============   =========

   Payment on notes payable:
      Decrease in notes payable                           $    16,670   $       --     $  25,223
      Offset of accounts receivable                           (16,670)          --       (25,223)
                                                          -----------   ------------   ---------

        Net cash paid                                     $      --     $       --     $    --
                                                          ===========   ============   =========

Rescission of investment in Ardex Equipment,
   L.L.C. in exchange for notes receivable                $      --     $       --     $ 400,000
                                                          ===========   ============   =========

Cash paid during the year for:
   Interest                                               $   103,470   $       --     $  45,000
                                                          ===========   ============   =========

   Income taxes                                           $      --     $       --     $    --
                                                          ===========   ============   =========

                            See accompanying notes.

                               CELSION CORPORATION

                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED SEPTEMBER 30, 1998, 1997 AND 1996



1.    DESCRIPTION OF BUSINESS

            Celsion Corporation (the "Company") is in the business of developing thermotherapy products for medical applications.

2.    GOING CONCERN UNCERTAINTY

            The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. However, the Company has sustained substantial operating losses in recent years and has used substantial amounts of working capital in its operations. Further, at September 30, 1998, current liabilities exceed current assets by $2,000,351. The continued operation of the Company is dependent upon its ability to obtain funding necessary to complete clinical trials of its products. Management continues to attempt to obtain funding through both private and public offerings. The realization of the majority of the Company's assets is dependent upon the success of these offerings.

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

            Cash and Cash Equivalents
            -------------------------

                 The Company classifies highly liquid investments with original maturities of 90 days or less to be cash equivalents. Cash equivalents are stated at cost, which approximates market value.

            Inventories
            -----------

                 Inventories are stated at the lower of cost or market. Cost is determined using the average cost method.

            Property and Equipment
            ----------------------

                 Property and equipment is stated at cost. Depreciation is provided over the estimated useful lives of the related assets of five years. Major renewals and betterments are capitalized at cost and ordinary repairs and maintenance are charged against operations as incurred.

           Patent Licenses
           ---------------

                The Company has purchased several licenses to use the rights to patented technologies. Patent licenses are amortized straight-line over the remaining patent life.

           Revenue Recognition
           -------------------

                Revenue is recognized when systems, products or components are shipped and when consulting services are rendered. Deferred revenue is recorded for customer deposits received on contingent sale agreements.

           Research and Development
           ------------------------

                Research and development costs are expensed as incurred. Equipment and facilities acquired for research and development activities which have alternative future uses are capitalized and charged to expense over their estimated useful lives.

            Net Loss Per Common Share
            -------------------------

                Basic and diluted net loss per common share was computed by dividing net loss by the weighted average number of shares of common stock outstanding during each period. The impact of common stock equivalents has been excluded from the computation of weighted average common shares outstanding, as the effect would be antidilutive.

            Use of Estimates
            ----------------

                 The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

            Financial Institutions
            ----------------------

                 For  most  financial  instruments,   including  cash,  accounts
payable and accruals, management believes that the carrying amount approximates fair value, as the majority of these instruments are short-term in nature.

           New Accounting Pronouncements
           -----------------------------

                In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation (SFAS No. 123), which was effective for the Company's year ended September 30, 1997. SFAS No. 123 allows companies either to continue to account for stock-based employee compensation plans under existing accounting standards or to adopt a fair value based method of accounting as defined in the new standard. The Company will follow the existing accounting standards for these plans, and has provided pro forma disclosure of net income and earnings per share as if the expense provisions of SFAS No. 123 had been adopted. Implementation of SFAS No. 123 did not have a material impact on results of operations or financial condition.

           In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings per Share (SFAS No. 128), which establishes new standards for computing and presenting earnings per share. SFAS No. 128 is effective for the Company's September 30, 1998 financial statements, including restatement of interim periods; earlier application was not permitted. The effect of the new standard did not have a material impact on previously reported earnings per share.

           In  June  1997,  the  Financial  Accounting  Standards  Board  issued
Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS No. 130), which establishes standards for reporting and displaying comprehensive income and its components. SFAS No. 130 requires comprehensive income and its components, as recognized under the accounting standards, to be displayed in a financial statement with the same prominence as other financial statements. The Company has adopted the standard, as required, in the fiscal year ended September 30, 1998. The Company had no items of comprehensive income for the three years ended September 30, 1998.

           Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS No. 131), also issued in June 1997, establishes new standards for reporting information about operating segments in annul and interim financial statements. The standard also requires descriptive information about the way the operating segments are determined, the products and services provided by the segments, and the nature of differences between reportable segment measurements and those used for the consolidated enterprise. This standard is effective for years beginning after December 15, 1997. Adoption in interim financial statements is not required until the year after initial adoption, however, comparative prior period information is required. The Company is evaluating the standard and plans adoption as required in 1999; adoption of this disclosure requirement will not have a material impact on the Company's results of operations or financial position.

4.  ACCOUNTS RECEIVABLE

      Accounts receivable consist of the following:

                                            1998     1997
                                           ------   ------

              Trade receivables            $1,812   $4,431
              Related party receivables:
               Microfocus                    --      1,460
                                           ------   ------

                                           $1,812   $5,891
                                           ======   ======

5.  INVENTORIES

      Inventories are comprised of the following at September 30:

                                    1998       1997
                                  --------   --------
              Materials           $  5,059   $235,748

              Work-in-process         --       16,990

              Finished products     37,000     77,003
                                  --------   --------

                                  $ 42,059   $329,741
                                  ========   ========

             During the year ended September 30, 1998, management completed a thorough review of all its components inventory. Based on this review, management wrote off as obsolete a substantial portion of its inventory. This write off, totaling $287,682, is included in operating expenses for the year ended September 30, 1998.

6.  RELATED PARTY TRANSACTIONS

      Notes Payable - Related Parties
      -------------------------------

                   Notes payable to related parties as of September 30 are comprised of the following:

                                                                                    1998        1997
                                                                                  --------   --------
          Term note payable to an officer and stockholder of
           the Company, accruing interest at 10% per annum                       $   --     $ 28,650

          Term notes payable to an officer and stockholder of
           the Company, accruing interest at 12% per annum                           --       68,750

          Demand note payable to relative of an officer and
           stockholder of the Company, accruing interest at
           12% per annum                                                           36,041     36,041

          Demand note payable to related party of remainder
           of funds borrowed for discontinued project, note
           bears interest at 12% per annum                                           --       28,502

          Term notes payable to interested parties of the
           Company accruing interest at 12% per annum                              10,000     10,000

          Term note payable to an officer and stockholder of
           the Company accruing interest at 8% per annum                           50,000       --

          Term note payable to stockholder of the Company accruing  interest at
           10% per annum payable in monthly  payments of $2,000 for 25 months
           The note is secured by all accounts receivable and
           general intangibles of the Company                                      50,000     50,000
                                                                                  --------   --------
                                                                                  146,041    221,943
           Less current portion                                                   146,041    221,943
                                                                                  --------   --------

          Long-term portion - due in 1998                                         $   --     $   --
                                                                                  ========   ========

            Accrued interest payable on these notes amounted to $150,020 and $245,784 at September 30, 1998 and 1997, respectively.

            Stock Based Compensation Plan
            -----------------------------

                 As part of the Company's employment agreement with the current chief executive officer (CEO), the Company has granted to the CEO 1,900,000 shares of the Company's capital stock which vests in certain milestones throughout the term of employment. Ultimately all shares become fully vested, provided that the CEO remains with the Company through the term of the contract. The total amount charged to compensation expense for 1998 and 1997 under this plan was $699,375 and $280,000, respectively.


7.  NOTES PAYABLE - OTHER

            Notes payable - other consist of the following as of September 30:

                                                                                             1998                 1997
                                                                                          ----------           ----------
      Senior  secured  convertible  notes,   resulting  from  private  placement
        offerings in July 1996 and June 1997, accruing interest at 8% per annum.
        The notes are secured by the Company's common stock held by an executive officer. The notes matured December 31,
        1997.                                                                          $     -                $1,169,800

      Term note with interest accruing at 24% per annum,
        compounded monthly.  The note matured April 30, 1996.                               114,778              112,031

      Term note with accrued interest payable each month
        at 12% per annum.  The note is secured by inventory
        and property.  The note matured December 18, 1997.                                   18,000              200,000
                                                                                          ----------           ----------

                                                                                           $132,778           $1,481,831
                                                                                          ==========           ==========

            Accrued interest payable on these notes amounted to $127,538 and $116,604 at September 30, 1998 and 1997, respectively.

8.    RETIREMENT PLAN

            The Company provides a SAR-SEP savings plan to which eligible employees may make pretax payroll contributions up to 15% of compensation. The Company does not make contributions to the plan.

9.    INVESTMENT IN AESTAR FINE CHEMICAL COMPANY - AT COST

            During 1995, the Company acquired a 9.5% equity interest in Aestar Fine Chemical Company (Aestar) in exchange for 16,000,000 shares of its common stock. The investment was carried at cost, as measured by the $.50 per share fair market value of the 16,000,000 shares of the Company's common stock. The Company has subsequently rescinded this investment during the year ended September 30, 1997.

10.   INVESTMENT IN ARDEX EQUIPMENT, L.L.C. - AT EQUITY

            The Company purchased a 19.25% equity interest in Ardex Equipment, L.L.C. (Ardex) in 1995. The investment was carried at cost, adjusted for the Company's proportionate share of Ardex's loss from the purchase date through September 30, 1995. During 1996, the Company rescinded its investment in Ardex, the effects of which are reflected in these financial statements.

11.  LOSS ON COSMETICS DIVISION

            During 1995, the Company issued 20,000,000 shares of common stock to an investor which enabled the investor to obtain a majority interest in the Company by recapitalizing the Company through this investment of $2,000,000 in cash and an $8,000,000 interest in a foreign corporation. In connection with this recapitalization, the Company agreed to the initiation of the development of a cosmetics division and to the investment of excess funds in an investment contract. During the year ended September 30, 1996, this agreement was rescinded and the Company recognized a loss on the cosmetics division in the amount of $471,000. Additionally as a result of the recision agreement, the balance of the investment contract of $40,000 was written-off in the year ended September 30, 1997.

12.  INCOME TAXES

            A reconciliation of the Company's statutory tax rate to the effective rate for the years ended September 30 is as follows:

                                                  1998      1997      1996
                                                 ------    ------    ------

      Federal statutory rate                      34.0%     34.0%     34.0%
      State taxes, net of federal tax benefit      4.6        4.6      4.6
      Valuation allowance                        (38.6)     (38.6)   (38.6)
                                                 ------     ------   ------

                                                    .0%        .0%      .0%
                                                 ======     ======   ======

            As of September 30, 1998, the Company had net operating loss carryforwards of approximately $18,000,000 for federal income tax purposes that are available to offset future taxable income through the year 2018.

            The components of the Company's deferred tax asset for the years ended September 30 is as follows:

                                                     1998              1997
                                                 ------------     ------------

      Net operating loss carryforwards            $6,952,000       $5,330,000
      Valuation allowance                         (6,952,000)      (5,330,000)
                                                 ------------     ------------

                                                  $    -           $    -
                                                 ============     ============

The evaluation of the realizability of such deferred tax assets in future periods is made based upon a variety of factors for generating future taxable income, such as intent and ability to sell assets and historical and projected operating performance. At this time, the Company has established a valuation reserve for all of its deferred tax assets. Such tax assets are available to be recognized and benefit future periods.

13.  COMMON STOCK

            During the year ended September 30, 1998, the Company issued 4,315,000 shares of common stock for $2,025,000, 5,274,961 shares were issued to extinguish debt, and 1,260,532 shares were issued as payment for various operating expenses.

            During the year ended September 30, 1997, the Company issued 1,409,902 shares of common stock for $683,000, 1,317,143 shares were issued to extinguish debt, and 1,161,828 shares were issued as payment for various operating expenses. Additionally, the Company retired 16,000,000 shares of common stock in connection with the rescission in its investment in Aestar.

            During the year ended September 30, 1996, the Company issued 1,299,711 shares of common stock for $419,510, 689,985 shares were issued to extinguish debt, and 9,000 shares were issued as payments for various operating expenses.

14.  STOCK OPTIONS AND WARRANTS

            The Company has issued stock options to employees, directors, vendors and debt holders. Options are granted at market value at the date of the grant and are immediately exercisable.

            A summary of the Company's stock option activity and related information for the years ended September 30, 1998 and 1997 is as follows:

                                                                 1998                           1997
                                                       -------------------------     --------------------------
                                                                       Weighted                       Weighted
                                                        Common         Average        Common          Average
                                                         Stock         Exercise        Stock          Exercise
                                                        Options         Price         Options          Price
                                                       ---------      ---------      ---------       ---------
      Outstanding at beginning of year                 3,565,000        $.38         3,050,000         $.34
        Granted                                            -             .00           515,000          .61
        Exercised                                       (125,000)        .45              -             .00
        Expired/canceled                                (695,000)        .25              -             .00
                                                       ---------                     ---------

      Outstanding at end of year                       2,745,000        $.41         3,565,000         $.38
                                                       =========      =========      =========       =========

           Additionally, the Company has issued warrants to purchase the Company's stock as follows:

                                                                 1998                           1997
                                                       -------------------------      ------------------------
                                                                       Weighted                       Weighted
                                                        Common         Average         Common         Average
                                                         Stock          Exercise        Stock         Exercise
                                                        Warrants        Price          Warrants        Price
                                                       ---------      ---------       ---------      ---------
      Outstanding at beginning of year                 3,276,818        $.35          2,218,035        $.29
        Issued                                         4,582,165         .52          1,058,783         .48
                                                       ---------                     ---------

      Outstanding at end of year                       7,858,983        $.45         3,276,818        $.35
                                                       =========      =========      =========      =========

           The following summarizes information about options and warrants at September 30, 1998:

                                                                                               Options/
                                                Options/Warrants Outstanding             Warrants Exercisable
                                    -------------------------------------------------   ----------------------------
                                                   Weighted Average      Weighted                      Weighted
                  Range of                            Remaining           Average                       Average
              Exercise Prices         Number       Contractual Life    Exercise Price    Number      Exercise Price
              ---------------         ------       ----------------    --------------    ------      --------------

               $0.22 - $3.00        10,603,982        3.77 years           $.44         7,060,731         $.41

           The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), but applies Accounting Principles Board Opinion No. 25 and related interpretations. No compensation expense related to the granting of stock options was recorded during the three years ended September 30, 1998. The fair value of these equity awards was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1998 and 1997: risk-free interest rate of 5.75% and 6.5% for 1998 and 1997, respectively; expected volatility of 50%; expected option life of 3 to 5 years from vesting and an expected dividend yield of 0.0%. If the Company had elected to recognize cost based on the fair value at the grant dates consistent with the method of prescribed by SFAS No. 123, net loss and loss per share would have been changed to the pro forma amounts as follows:

                                              1998         1997         1996
                                          ------------ ------------ ------------

      Net loss                            $(5,272,699) $(3,476,159) $(2,708,362)
      Net loss per common share - basic       (.12)        (.12)        (.07)

15.  COMMITMENTS AND CONTINGENCIES

           Potential Liability and Insurance
           ---------------------------------

                In the normal course of business, the Company may be subject to warranty and product liability claims on its hyperthermia equipment. Currently, the Company does not have a product liability insurance policy in effect although management does anticipate obtaining such coverage when adequate financial resources are available. The assertion of any product liability claim against the Company, therefore, may have an adverse effect on its financial condition. As of September 30, 1998, no product, warranty claims or other liabilities against the Company have been asserted.

           Warranty Reserve
           ----------------

                The Company warrants its hyperthermia units to be free from defects in material and workmanship under normal use and service for the period of one year from the date of shipment. Claims have been confined to basic repairs. Given the one year limitation of the warranty, management has elected to not set up a warranty reserve but, instead, to expense repairs as costs are incurred.

16.  OTHER BUSINESS VENTURES - TERMINATION OF PURCHASE OPTION

           On April 26, 1995, the Company entered into an agreement to purchase a 50% interest in the United Aerosol and Home Products Company, LTD ("Unisol"), located in Zhongshan, China. Unisol is a specialty chemical and fine chemical aerosol packaging and bottle/can filling business. The purchase price was to be 20% of the appraised value of Unisol equipment, payable in the Company's common stock at the close of business on April 26, 1996. This agreement was terminated during the year ended September 30, 1997.

17.  LEASE OBLIGATIONS

           During the year ended September 30, 1997, the Company has entered into a 3-year lease for their facilities in Columbia, Maryland. Future minimum lease obligations are as follows:

                 1999                                              $ 69,131
                 2000                                                55,877
                                                                   ---------
                                                                   $125,008
                                                                   =========

            Total amounts charged to rent expense for 1998, 1997 and 1996 were $75,018, $64,594 and $55,982, respectively.